Exhibit 99.1

XPENG Announces the Closing of New Shares Issuance Pursuant to Share Purchase

Agreement and Development under Technical Framework Agreement with Volkswagen

GUANGZHOU, China – Dec. 6, 2023 — XPeng Inc. (“XPENG” or the “Company,” NYSE: XPEV and HKEX: 9868), a leading Chinese smart electric vehicle (“Smart EV”) company, today announced, further to the Company’s news release dated July 26, 2023, in connection with the share purchase agreement for strategic minority investment by Volkswagen (China) Investment Co., Ltd. (“Volkswagen”) and its affiliate, Volkswagen Finance Luxemburg S.A. (“Volkswagen Nominee”), the Company has issued an aggregate of 94,079,255 Class A ordinary shares (the “Subscription Shares”), representing approximately 4.99% of the total issued and outstanding share capital of the Company immediately following the issuance, to Volkswagen Nominee at the purchase price of US$15 per ADS (each ADS representing two Class A ordinary shares). The total purchase price for all the Subscription Shares is approximately US$705.6 million.

The Company also announced that its Board of Directors (the “Board”) has approved the appointment of an individual nominated by Volkswagen Nominee to act as a non-voting observer to the Board.

In addition, pursuant to the Technical Framework Agreement on strategic technical collaboration with Volkswagen, XPENG and Volkswagen are making significant progress on the joint development of the two B-class battery electric vehicles (“BEV”) models. The project feasibility study has achieved positive outcome and has been completed. In addition, both parties are actively evaluating deeper strategic collaboration in Smart EV technologies.

About XPENG

XPENG is a leading Chinese Smart EV company that designs, develops, manufactures, and markets smart EVs that appeal to the large and growing base of technology-savvy middle-class consumers. Its mission is to drive Smart EV transformation with technology, shaping the mobility experience of the future. In order to optimize its customers’ mobility experience, XPENG develops in-house its full-stack advanced driver-assistance system technology and in-car intelligent operating system, as well as core vehicle systems including powertrain and the electrical/electronic architecture. XPENG is headquartered in Guangzhou, China, with main offices in Beijing, Shanghai, Silicon Valley, San Diego and Amsterdam. The Company’s Smart EVs are mainly manufactured at its plants in Zhaoqing and Guangzhou, Guangdong province. For more information, please visit https://heyXPENG.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about XPENG’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: XPENG’s goals and strategies; XPENG’s expansion plans; XPENG’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; XPENG’s expectations regarding demand for, and market acceptance of, its products and services; XPENG’s expectations regarding its relationships with customers, contract manufacturers, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in XPENG’s filings with the SEC. All information provided in this press release is as of the date of this press release, and XPENG does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts:

For Investor Enquiries:

IR Department

XPeng Inc.

Email: ir@xiaopeng.com

Jenny Cai

Piacente Financial Communications

Tel: +1 212 481 2050 / +86 10 6508 0677

Email: xpeng@tpg-ir.com

For Media Enquiries:

PR Department

XPeng Inc.

Email: pr@xiaopeng.com

Source: XPeng Inc.